[Letterhead of Platinum Group Metals Ltd.]

June 11, 2009

H. Roger Schwall Assistant Director Securities and Exchange Commission Division of Corporate Finance 450 Fifth Street, N.W. Washington, D.C. 20549-7010

Re:

Responses to the Securities and Exchange Commission
Staff Comments dated May 29, 2009, regarding
Platinum Group Metals Ltd.
Form 40-F for the Fiscal Year Ended August 31, 2008
Filed December 2, 2008
File No. 001-33562

Dear Mr. Schwall:

This letter responds to the staff’s comments set forth in the May 29, 2009 letter regarding the above-referenced Form 40-F for Platinum Group Metals Ltd.  For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in future filings.  We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have also indicated in some responses that we believe no change in disclosure is appropriate, and have explained why.

Our responses are as follows:

Form 40-F for the Fiscal Year Ended August 31, 2008

Cover Page

Staff Comment No. 1.

We note that the cover page to your Form 40-F lacks checkmarks indicating whether you are providing the Form 40-F as an annual information form or audited annual financial statements; whether you are filing the Form 40-F pursuant to Rule 12g3-2(b); whether you have filed all of your reports required during the preceding 12 months; and whether you have submitted electronically and posted on your corporate website, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months.  Please revise your filing to include the checkmarks to indicate the responses on your Form 40-F.

Platinum Group Metals Ltd.’s Response:

With respect to the checkmarks indicating (i) whether we are providing the Form 40-F as an annual information form or audited annual financial statements, (ii) whether we are filing the Form 40-F pursuant to Rule 12g3-2(b), and (iii) whether we have filed all of your reports required during the preceding 12 months, the checkmarks were inadvertently omitted during the edgarization process.   With respect to the checkmarks related to the Interactive Data File, that statement was not included on the Form 40-F due to the fact that it was not part of the form until April 13, 2009 and our Form 40-F was filed in December 2008.

In all future Form 40-F filings and any Form 40-F amendments, we will ensure that the appropriate statements and checkmarks are included on the Form 40-F cover page.

Exhibit 99.02

Independent Auditors’ Report

Comments by Auditors for U.S. readers on Canada – U.S. Reporting Difference

Staff Comment No. 2.

For purposes of disclosure under this heading, please ask your auditor to explain to us in a supplemental response how they were able to conclude that substantial doubt does not exist about your ability to continue as a going concern under AU Section 341.

Platinum Group Metals Ltd.’s Response:

Kindly refer to the attached supplemental response from our auditors. However, we confirm that the Company performed an assessment and concluded that substantial doubt did not exist about our ability to continue as a going concern, as contemplated under AU 341.

Staff Comment No. 3.

Please have your auditors modify their report to identify their office location.

Platinum Group Metals Ltd.’s Response:

In future filings we will ensure that the report of our auditors includes their office location.

Consolidated Statements of Operations and Comprehensive Income

Staff Comment No. 4.

We note the column labeled ‘Cumulative amount from March 16, 2000 to August 31, 2008’ is marked unaudited.  Please tell us why you have not presented this information as audited.  In this regard, we would expect auditor association with the cumulative data as long as a registrant is in the development stage.

Platinum Group Metals Ltd.’s Response:

The presentation of this cumulative information is not required to be disclosed or presented under Canadian GAAP nor is it required to be disclosed or presented under Item 17, which is the basis of preparation which we have followed. Since this information is provided solely on a voluntary basis we believe that there is no requirement for it to be audited.

The Company’s prior auditors audited the financial statements for the year ended August 31, 2006 and cumulatively to August 31, 2006. The Company’s current auditors audited the financial statements for the years ended August 31, 2007 and 2008. However, the cumulative to date information referred to in the comment above as at August 31, 2008 has not been audited and was accordingly marked as unaudited. Furthermore, Canadian reporting standards do not allow reporting on a shared-responsibility basis, unlike US reporting standards.

Note 2. Significant Account Policies

(a) Basis of presentation and principles of consolidation

Staff Comment No. 5.

You explain that you account for your interest in the WBJV as an investment.  Given the guidance provided in CICA Handbook Section 3055 regarding interests in joint ventures please tell us why you believe proportionate consolidation of your interest in the WBJV is not appropriate.

Platinum Group Metals Ltd.’s Response:

CICA Handbook Section 3055 paragraphs 3 and 4 describe joint control of an entity as 'the contractually agreed sharing of the continuing power to determine its strategic operating, investing and financing policies'.  Platinum Group Metals Ltd. does not exercise control of the WBJV on its own, nor does the Company exercise joint control over the WBJV with any other party.  At present the Company holds a 37% interest in the WBJV.  There is no sharing of control or joint decision making.  The parties to the WBJV (the Company as to 37%, Anglo Platinum as to 37% and Wesizwe Platinum as to 26%) make decisions based on a simple majority vote according to each party’s participation interest.  Based on this fact pattern we do not believe that the WBJV meets the criteria to be accounted for as a joint venture and accordingly cannot be accounted for on a proportionate consolidation basis.

(b) Mineral properties and deferred exploration costs

Staff Comment No. 6.

We note your accounting policy that “Mineral properties consist of exploration and mining concessions, options, contracts and surface rights.” We also note you present a separate new line item in 2008 on your Consolidated Balance Sheets titled ‘Surface Rights.” Please tell us why you present the separate break-out in 2008 and whether you have a different accounting policy for the Surface Rights included in this balance as opposed to the surface rights included in your ‘Mineral Properties’ balance.

Platinum Group Metals Ltd.’s Response:

The key determining factor causing the Company to disclose the surface rights acquired in 2008 as a separate line item on the balance sheet was the fact that these particular surface rights are 100%-owned by the Company outside of the WBJV, and that there is no associated mineral property activity related to this particular surface right acquired.

We confirm that we do not have different accounting policies for different surface rights of the Company and that our existing policy contemplates the surface rights referred to in the comment as well. However, we will clarify this in future filings.

Staff Comment No. 7.

Please confirm, if true, that your basis for amortizing acquisition and exploration costs of properties in production “on a straight line basis over the life of the property based on the estimated economic reserves” is consistent with the units of production basis, or otherwise advise.

Platinum Group Metals Ltd.’s Response:

We confirm that our basis for amortizing acquisition and exploration costs of properties in production “on a straight line basis over the life of the property based on the estimated economic reserves” is consistent with the units of production basis which was our original intent of the disclosures.  We would like to point out that we have revised our disclosures consistent with your comment in our most recent unaudited interim financial statements and going forward we will amend the language in our annual financial statements as well.

Staff Comment No. 8.

We note your disclosure, which states “Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether the carrying value can be recovered by considering alternative methods of determining fair value.” Please support this accounting policy under both Canadian and U.S. GAAP.  In this regard, please advise of the alternative methods you use to determine fair value.  In addition, please tell us whether this policy results in a difference between Canadian and U.S. GAAP.

Platinum Group Metals Ltd.’s Response:

Under both Canadian and US GAAP an impairment exists when the carrying amount of a long-lived asset (or asset group) exceeds its fair value. Both US and Canadian standards (FAS 144 and CICA Handbook Section 3063, respectively) are substantially consistent with one another resulting in no GAAP difference arising from this accounting policy for the Company.

Fair value is the amount at which an item could be bought or sold in a current transaction between willing parties (that is, other than in a forced or liquidation sale).  Quoted market prices in active markets are the best evidence of fair value and are, therefore, used as the basis for fair value measurement, when available.  When quoted market prices are not available, estimates of fair value are based on the best information available, including prices for similar items and the results of other valuation techniques. Valuation techniques used should be consistent with the objective of measuring fair value.

Amongst others, the Company employs the following significant alternative methods in determining fair value for purposes of impairment testing:

•

Recent sales transactions or prices for properties in the same geological vicinity as the property in question, or recent sale prices for geologically similar properties in other areas;

•

Internal management estimates or assumptions of fair value (such as property/ land values, or what the Company would currently be willing to pay for a similar mineral property, considering the results of exploration and evaluation work already completed); and

•

Costs incurred to date and the current replacement cost of the asset.

The Company utilizes the method it determines to be most appropriate for impairment-testing purposes when there are indicators of impairment.

Exhibit 99.03

Disclosure Controls and Internal Control Over Financial Reporting

Staff Comment No. 9.

We note your discussion of you disclosure controls and procedures and that it includes part of the definition of disclosure controls and procedures from Rule I3a-15(e).  To the extent you include the definition of disclosure controls and procedures, revise your filing to include a definition similar to the entire definition as it appears in the rule.

Platinum Group Metals Ltd.’s Response:

In future filings we will include the entire definition of disclosure controls and procedures from Rule I3a-15(e).

Staff Comment No. 10.

We note your statements that “there were no significant changes with regard to internal controls.” Please revise your filing to include, if true, a statement that there were no change to your internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Platinum Group Metals Ltd.’s Response:

In future filings we will include the statement that there was no changes to our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Closing Comments

Platinum Group Metals Ltd. acknowledges that:

o

it is responsible for the adequacy and accuracy of the disclosure in the filing;

o

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o

it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review of the revised filing.  If you should have any questions regarding the annual report or our response letter, please do not hesitate to contact me at (604) 899-5450 or our counsel, Kimberley Anderson, at (206) 903-8803.

Sincerely,

Platinum Group Metals Ltd.

Frank Hallam

Chief Financial Officer

cc:

Chris Doerksen, Dorsey & Whitney LLp

Kimberley Anderson, Dorsey & Whitney LLP

PricewaterhouseCoopers LLP Chartered Accountants PricewaterhouseCoopers Place 250 Howe Street, Suite 700 Vancouver, British Columbia Canada V6C 3S7 Telephone +1 604 806 7000 Facsimile +1 604 806 7806

June 11, 2009

H. Roger Schwall

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C.  20549-7010

Re:

Supplemental Response to the Securities and Exchange Commission
Staff Comment Number 2 dated May 29, 2009, regarding
Platinum Group Metals Ltd.
Form 40-F for the Fiscal Year Ended August 31, 2008
Filed December 2, 2008
File No. 001-33562

Dear Mr. Schwall:

This supplemental response responds to the staff's comment number 2 set forth in the May 29, 2009 letter regarding the above-referenced Form 40-F for Platinum Group Metals Ltd. ("the Company").  For your convenience, the staff's comment is included below and we have numbered our response accordingly.

Independent Auditors' Report

Comments by Auditors for U.S. readers on Canada - U.S. Reporting Difference

Staff Comment No. 2.

For purposes of disclosure under this heading, please ask your auditor to explain to us in a supplemental response how they were able to conclude that substantial doubt does not exist about your ability to continue as a going concern under AU Section 341.

Auditors' response:

We are engaged by the Company to express an audit opinion on the financial statements as a whole.  As part of our audit we identify significant or key areas of risk.  Our assessment of audit risk is concerned with the fairness of presentation of the financial statements in accordance with generally accepted accounting principles.  The Company's ability to continue as a going concern was identified as a significant or key audit risk in our audits.  Our responsibility under AU 341 is "to evaluate whether there is substantial doubt about the entity's ability to continue as a going concern for a reasonable period of time, not to exceed one year beyond the date of the financial statements being audited."

In response to your comment we have summarized our conclusions with respect to our procedures performed on the Company's ability to continue as a going concern.

During the course of our audit we performed the relevant procedures provided as examples in paragraph 5 of AU 341.  In particular, we considered trends and key financial ratios of the company as well as other analytical procedures performed during the course of our audit, both internal and external matters, and any other possible indicators of financial difficulties.  We also performed subsequent events procedures up to the date of our audit report date, we considered compliance with the terms of any debt and loan agreements (which there are none), reviewed all minutes of shareholders, the Board of Directors and important committees of the Board, and enquired of the company's legal counsel regarding possible litigation, claims and assessments.  We are not aware of any arrangements with third parties to provide or maintain financial support. We particularly noted that subsequent to the year ended August 31, 2008 the Company raised $7.6 million which was more than the operating expenses of the Company for all of 2008.

Management performed a going concern assessment (as indicated in the main body of the Company's responses to your letter) and concluded that based on both the Company's cash position and cash forecasts, including the Company's ability to defer or avoid capital expenditures, substantial doubt did not exist as to the Company's ability to continue as a going concern as at August 31, 2008.  As part of our audit procedures and analysis, we considered management's plans as described above which included the applicable matters indicated in paragraph 7 of AU 341, and agreed with management's assessment.

In summary, we performed the applicable procedures required by AU 341 and concluded that comments for US readers were not required.

Yours Sincerely,

(signed) PricewaterhouseCoopers LLP

Vancouver, British Columbia

June 11, 2009

"PricewaterhouseCoopers" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate and independent legal entity.